EXHIBIT 12.1
THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months		Year Ended
	Ended September		December		Year Ended November
	2010		2009		2008		2007		2006
	($ in millions)
Net earnings	$5,967		$13,385		$2,322		$11,599		$9,537
Add:
Provision for taxes	3,451		6,444		14		6,005		5,023
Portion of rents representative of an interest factor	125		145		146		137		135
Interest expense on all indebtedness	5,075		6,500		31,357		41,981		31,688

Pre-tax earnings, as adjusted	$14,618		$26,474		$33,839		$59,722		$46,383

Fixed charges(1):
Portion of rents representative of an interest factor	$125		$145		$146		$137		$135
Interest expense on all indebtedness	5,079		6,570		31,444		42,051		31,755

Total fixed charges	$5,204		$6,715		$31,590		$42,188		$31,890

Preferred stock dividend requirements	758		1,767		283		291		212

Total combined fixed charges and preferred stock dividends	$5,962		$8,482		$31,873		$42,479		$32,102

Ratio of earnings to fixed charges	2.81	x	3.94	x	1.07	x	1.42	x	1.45	x

Ratio of earnings to combined fixed charges and preferred stock dividends	2.45	x	3.12	x	1.06	x	1.41	x	1.44	x

(1)	Fixed charges include capitalized interest of $4 million, $70 million, $87 million, $70 million and $67 million for the nine months ended September 2010 and years ended December 2009, November 2008, November 2007 and November 2006, respectively.